Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Natixis Funds Trust II voted for the following proposal:

1.	Election of Trustees for Natixis Funds Trust II:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	291,855,929	2,801,135	294,657,064
Edmond J. English	291,834,727	2,822,337	294,657,064
David L. Giunta	291,783,730	2,873,334	294,657,064
Martin T. Meehan	291,791,316	2,865,748	294,657,064

In addition to the Trustees named above, the following also serve as Trustees of the Trust: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.